UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

August 13, 2021

We hereby inform you as a Relevant Information Communication that today AENZA S.A.A. issued bonds convertible into common shares with voting rights (hereinafter, the "Bonds"), a transaction that was approved by its General Shareholders' Meeting of November 2, 2020, and whose specific terms and conditions were defined by the Board of Directors' meeting of January 13, 2021, as timely informed as a Relevant Information Communication and in the respective subscription agreements entered into with each one of the investors.

The total amount of the issue was US$ 89,970,000.00 (Eighty-nine million nine hundred seventy thousand and 00/100 United States Dollars), issuing 89,970 bonds, each with a nominal value of US$ 1,000.00 (One thousand and 00/100 United States Dollars).

The placement of these bonds was executed locally and is the result of the exercise of the preemptive subscription right provided by the applicable legislation, as well as their subsequent private offering.

Important Information:

It is hereby noted that the Bonds issued have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act of 1933"), or under the securities laws of any state or jurisdiction outside Peru. The Bonds will not be registered either in the Public Registry of the Securities Market (hereinafter, the "RPSM") or in the Securities Registry of the Lima Stock Exchange or any other centralized trading mechanism, unless, subsequent to the placement, at the decision of the bondholders themselves, the Bonds are registered in the RPSM and/or in any local centralized trading mechanism, in compliance with the provisions of the Law.

The Bonds have been made available to investors only in Peru pursuant to the provisions of the applicable Peruvian legislation (Ley General de Sociedades, Law No. 26887, and LMV, as amended from time to time), and may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly, in or into the United States of America under the securities laws of that country or in other jurisdictions where prohibited, except in a transaction that is exempt from, or is not subject to, the registration requirements of the U.S. Securities Act of 1933 or other securities laws of the United States.

This communication is not an offer to sell or a solicitation of an offer to buy any securities in the United States of America or any other jurisdiction.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: August 13, 2021